EXHIBIT 3(ii)
                    Section 2.2 of Union National
                   Financial Corporation's By-Laws
                     as Adopted November 14, 1998
                 Section 2.2. The Annual Meeting of the
           Shareholders shall be held no later than the thrity-
             first day of May in each year, when they shall
              elect a Board of Directors and transact such other
                business as may properly be brought before the
                            meeting.